Filed by Chain Bridge I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chain Bridge I

(Commission File No.: 001-41047)

Date: July 29, 2024

Phytanix Bio Publishes New Investor Deck Highlighting Strategic Vision and Growth Potential

NEW YORK and SANTA BARBARA, Calif., July 29, 2024 (GLOBE NEWSWIRE) -- Phytanix Bio, a pioneering preclinical stage pharmaceutical company dedicated to the development of therapeutics based on cannabinoid and cannabinoid-like molecules, today announced the release of its new investor deck. The updated presentation provides an in-depth look at the company’s strategic vision, scientific advancements, and growth potential as it progresses towards the development of next-generation cannabinoid medicines.

The global cannabis pharmaceuticals market size was estimated at USD 3.4 billion in 2023 and is anticipated to grow at a CAGR of 53.3% from 2024 to 2030.

The investor deck is now available on Phytanix Bio’s website: www.phytanixbio.com/investors

Key Highlights of the Investor Deck Include:

•	Strategic Vision and Mission: An overview of Phytanix Bio’s commitment to developing innovative therapies targeting serious unmet medical needs using cannabinoid and cannabinoid-like molecules.
•	Scientific and Clinical Progress: Detailed updates on the company’s preclinical studies, research collaborations, and upcoming clinical milestones.
•	Intellectual Property Portfolio: Insights into Phytanix Bio’s exclusive cannabinoid and cannabinoid-like medicine intellectual property, including patents and proprietary technologies.
•	Management Team: Profiles of the experienced leadership team, including CEO Barrett Evans, COO Colin Stott, and Chief Legal Officer Dominic Schiller, all former key members of GW Pharmaceuticals.
•	Market Opportunities: Analysis of the market potential for Phytanix Bio’s lead product candidates, including treatments for treatment-resistant facial seizures and Painful Bladder Syndrome (PBS).
•	Financial Overview: Information on the company’s financial position, recent funding, and future financing strategies.

Barrett Evans, CEO of Phytanix Bio, stated, “We are excited to share our new investor deck, which provides a comprehensive overview of Phytanix Bio’s vision and progress. Our team is dedicated to advancing our pipeline of cannabinoid-based medicines, and this presentation outlines our path forward and the significant opportunities ahead.”

Investor Relations Contact:

Jeff Ramson

jramson@pcgadvisory.com

Media Relations Contact:

Ashlee Vogenthaler

ashlee@pcgadvisory.com

About Phytanix Bio

Phytanix Bio is a preclinical stage pharmaceutical company specializing in the development of medicines derived from cannabinoid and cannabinoid-like active ingredients. Founded by former members of GW Pharmaceuticals, Phytanix Bio leverages its team’s extensive experience and intellectual property to create innovative therapies aimed at addressing significant unmet medical needs.

About Chain Bridge I

Phytanix Bio has entered into a Business Combination Agreement with Chain Bridge I (Nasdaq: CBRG), a blank-check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses.

Important Information About the Proposed Merger and Where to Find It

CBRG intends to file with the SEC a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of Phytanix Bio and CBRG. CBRG will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. CBRG shareholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about CBRG, Phytanix Bio, and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to shareholders of CBRG as of a record date to be established for voting on the proposed transaction. Shareholders of CBRG will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about CBRG without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and CBRG other filings with the SEC can also be obtained, without charge, by directing a request to Chain Bridge I, 8 the Green, #17538, Dover Delaware, Attention: CEO.

Participants in Solicitation

Phytanix Bio, CBRG, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of CBRG’s shareholders in respect of the proposed Business Combination. Information about the directors and executive officers of CBRG and their ownership is set forth in CBRG’s filings with the SEC, including its prospectus relating to its initial public offering, which was filed with the SEC on November 12, 2021. CBRG’s shareholders and other interested persons may obtain more detailed information about the names and interests of the directors and officers of Phytanix Bio and CBRG in the Business Combination will be set forth in CBRG’s filings with the SEC, including the preliminary proxy statement/prospectus and the amendments thereto, the definitive proxy statement/prospectus, and other documents filed with the SEC. These documents can be obtained free of charge from the sources specified above and at the SEC’s web site at www.sec.gov.

This press release does not contain all the information that should be considered concerning the Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Before making any voting or investment decision, investors and security holders are urged to read the Proxy Statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed Business Combination.

No Offer of Solicitation

This press release will not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, as amended, or an exemption therefrom.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on current expectations, forecasts, and assumptions that involve risks and uncertainties, which could cause actual outcomes and results to differ materially from those expressed or implied by these statements. Forward-looking statements include, but are not limited to, statements related to the development and potential of Phytanix Bio’s product candidates and the outcome of the proposed Business Combination. The company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Website: www.phytanixbio.com.